                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*


                                  GENESYS S.A.
------------------------------------------------------------------------------
                                (Name of Issuer)


                 ORDINARY SHARES, NOMINAL VALUE EUR 5 PER SHARE
------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    37185M100
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                                 (CUSIP Number)


                                PIERRE BESNAINOU
                          C/O UNIVERSAL CAPITAL PARTNERS SA
                                120 AVENUE LOUISE
                                  1050 BRUSSELS
                                     BELGIUM
                                00-32-2-649-2455
       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  MARCH 19, 2003
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37185M100

------- -----------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        UNIVERSAL CAPITAL PARTNERS SA
------- -----------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[X]
        (SEE INSTRUCTIONS)                                              (b)[ ]
------- -----------------------------------------------------------------------
  3     SEC USE ONLY

------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC
------- -----------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                              [ ]
------- -----------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        ORGANIZED UNDER THE LAWS OF BELGIUM
------- -----------------------------------------------------------------------
                                      7    SOLE VOTING POWER
                                           1,800,000 shares
                                      -----------------------------------------
                                      8    SHARED VOTING POWER
  NUMBER OF SHARES
    VOTING POWER                           0 shares
    BENEFICIALLY
   OWNED BY EACH                      -----------------------------------------
     REPORTING                        9    SOLE DISPOSITIVE POWER
      PERSON
       WITH                                1,800,000 shares
                                      -----------------------------------------
                                      10   SHARED DISPOSITIVE POWER

                                           0 shares
-------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

        1,800,000 shares
------- -----------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                 [ ]
------- -----------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.68 %
------- -----------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        OO
------- -----------------------------------------------------------------------

                                  Schedule 13D

Item 1.    Security and Issuer.

     THIS STATEMENT RELATES TO THE ORDINARY SHARES, NOMINAL VALUE EUR 5 PER SHARE ("SHARES"), OF GENESYS S.A. (THE "ISSUER") HAVING ITS PRINCIPAL EXECUTIVE OFFICE AT L'ACROPOLE, 954/980, AVENUE JEAN MERMOZ, 34000 MONTPELLIER CEDEX, FRANCE.

Item 2.    Identity and Background.

     THIS STATEMENT IS BEING FILED BY THE FOLLOWING SHAREHOLDER OF THE ISSUER (THE "REPORTING PERSON"):

            UNIVERSAL CAPITAL PARTNERS SA (PRINCIPAL BUSINESS: HOLDING COMPANY) A BELGIUM LIMITED COMPANY UNDER No. 653747, BRUSSELS
            120 AVENUE LOUISE
            1050 BRUSSELS
            BELGIUM


     DURING THE FIVE YEARS PRIOR TO THE DATE HEREOF, THE REPORTING PERSON HAS NOT BEEN CONVICTED IN A CRIMINAL PROCEEDING AND HAS NOT BEEN A PARTY TO A CIVIL PROCEEDING ENDING IN A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS.




Item 3.    Source and Amount of Funds or Other Consideration.

         THE AGGREGATE PURCHASE PRICE OF THE 1,800,000 SHARES WAS 3,154,592 EURO PAID FROM THE WORKING CAPITAL OF THE REPORTING PERSON.

Item 4.    Purpose of Transaction.

         THE REPORTING PERSON HAS ACQUIRED THE SHARES FOR INVESTMENT PURPOSES, AND MAY ACQUIRE ADDITIONAL SHARES DEPENDING UPON MARKET OPPORTUNITIES AND THE PREVAILING MARKET PRICE, BUT DOES NOT PRESENTLY INTEND TO ACQUIRE MORE THAN 30.0% OF THE ISSUER'S OUTSTANDING SHARE CAPITAL (SEE ITEM 6 BELOW). THE REPORTING PERSON MAY SEEK THE APPOINTMENT OF ONE OR MORE PERSONS AS MEMBERS OF THE BOARD OF DIRECTORS OF THE ISSUER.


Item 5.    Interest in Securities of the Issuer.

     THE INFORMATION SET FORTH IN THIS ITEM 5 RELATES TO THE SHARES. THE NUMBER AND PERCENTAGE OF SHARES HELD BY THE REPORTING PERSON IS SET FORTH ON THE COVER PAGE TO THIS SCHEDULE 13D. INFORMATION FROM THE ISSUER'S WEB-SITE INDICATES THAT THERE WERE 15,409,933 SHARES OUTSTANDING AS OF MARCH 26, 2003 (THE "OUTSTANDING SHARES").


     (A) THE REPORTING PERSON OWNS AN AGGREGATE OF 1,800,000 SHARES, REPRESENTING 11.68% OF THE OUTSTANDING SHARES.

     (B) THE REPORTING PERSON HAS THE SOLE POWER TO VOTE (OR DIRECT THE VOTE OF) AND DISPOSE OF (OR DIRECT THE DISPOSITION OF) THE SHARES BENEFICIALLY OWNED BY SUCH REPORTING PERSON.

     (C) TRANSACTIONS IN THE SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WHICH HAVE BEEN EFFECTED DURING THE LAST 60 DAYS ARE SET FORTH IN SCHEDULE A HERETO AND INCORPORATED HEREIN BY REFERENCE.

     (D) NO OTHER PERSON IS KNOWN TO HAVE THE RIGHT TO RECEIVE OR THE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR ANY PROCEEDS FROM THE SALE OF, SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON.

     (E) NOT APPLICABLE.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         THE REPORTING PERSON ENTERED INTO A LETTER AGREEMENT EFFECTIVE AS OF MARCH 24, 2003 (THE "LETTER AGREEMENT") WITH PART'COM SA AND IN-COM SA, COMPANIES ORGANIZED UNDER FRENCH LAW AND INDIRECTLY OWNED BY CAISSE DES DEPOTS ET CONSIGNATIONS , REGARDING THE ESTABLISHMENT OF A GROUP TO INFLUENCE THE POLICIES OF THE ISSUER AND TO OTHERWISE ACT IN CONCERT IN ACCORDANCE WITH SECTION L. 233-10 OF THE FRENCH COMMERCIAL CODE WITH RESPECT TO THEIR SHAREHOLDINGS IN THE ISSUER. TO THE REPORTING PERSON'S KNOWLEDGE, PART'COM SA AND IN-COM SA OWN 390,786 SHARES AND 165,185 SHARES, RESPECTIVELY. THE LETTER AGREEMENT (A TRANSLATION OF WHICH IS ATTACHED AS EXHIBIT 99.1 TO THIS
SCHEDULE 13D) PROVIDES THAT IT WILL APPLY FOR SO LONG AS EITHER OF THE REPORTING PERSON OR PART'COM SA AND IN-COM SA HOLDS AT LEAST 3.5% OF THE SHARE CAPITAL OR VOTING RIGHTS OF THE ISSUER, SUBJECT TO A MAXIMUM TERM OF TWELVE MONTHS OR EARLIER TERMINATION IN THE EVENT THAT THE PARTIES, EITHER ALONE OR IN THE AGGREGATE, ACQUIRE MORE THAN 30.0% OF THE SHARE CAPITAL AND/OR VOTING RIGHTS OF THE ISSUER.

         BASED ON INFORMATION PROVIDED TO THE REPORTING PERSON BY PART'COM SA AND IN-COM SA, THE AGGREGATE NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON AND PART'COM SA AND IN-COM SA IS 2,355,971 SHARES, REPRESENTING 15.3% OF THE OUTSTANDING SHARES. THE SHARES REPORTED BY THE REPORTING PERSON AS BENEFICIALLY OWNED DO NOT INCLUDE ANY SHARES BENEFICIALLY OWNED BY PART'COM SA AND IN-COM SA. THE REPORTING PERSON DISCLAIMS BENEFICIAL OWNERSHIP OF ANY SHARES BENEFICIALLY OWNED BY PART'COM SA AND IN-COM SA.

         THE REPORTING PERSON DOES NOT INTEND TO MAKE ANY ADDITIONAL ACQUISITION OF SHARES IF SUCH ACQUISITION WOULD CAUSE ITS BENEFICIAL OWNERSHIP OF SHARES (ALONE OR IN COMBINATION WITH THE SHARES BENEFICIALLY OWNED BY PART'COM SA AND IN-COM SA) TO EQUAL OR EXCEED 30.0% OF THE OUTSTANDING SHARES. MOREOVER, THE REPORTING PERSON AND PART'COM SA AND IN-COM SA HAVE AGREED NOT TO MAKE ANY ADDITIONAL ACQUISITION OF SHARES IF SUCH ACQUISITION WOULD CAUSE THEIR AGGREGATE BENEFICIAL OWNERSHIP OF SHARES TO EQUAL OR EXCEED 30.0% OF THE SHARE CAPITAL AND/OR VOTING RIGHTS OF THE ISSUER.

Item 7.    Material to be Filed as Exhibits.


EXHIBIT 99.1 - LETTER AGREEMENT


                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 31, 2003


Universal Capital Partners SA

/s/ Pierre Besnainou
    --------------------------------
    Pierre Besnainou
    Managing Director

                                   SCHEDULE A

     TRANSACTIONS IN SHARES BY THE REPORTING PERSON DURING THE PAST 60 DAYS
     ----------------------------------------------------------------------


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                           DAILY AMOUNT OF                    PRICE PER
 DATES OF                     SECURITIES     CUMULATED SHARES   SHARE
TRANSACTION NAME OF ISSUER     INVOLVED           OWNED       (IN EURO)      MARKET PLACE             TRANSACTION EFFECTED BY
---------------------------------------------------------------------------------------------------------------------------------
03/17/2003    Genesys SA             697,000     697,000       1.28       Paris Stock exchange(1) UCP through Deutsche Bank Paris

03/18/2003    Genesys SA              59,000     756,000       1.40       Paris Stock exchange    UCP through Deutsche Bank Paris

03/19/2003    Genesys SA             244,000   1,000,000       1.65       Paris Stock exchange    UCP through Deutsche Bank Paris

03/21/2003    Genesys SA             300,000   1,300,000       1.83       Paris Stock exchange    UCP through Deutsche Bank Paris

03/24/2003    Genesys SA             120,000   1,420,000       1.94       Paris Stock exchange    UCP through Deutsche Bank Paris

03/26/2003    Genesys SA             380,000   1,800,000       2.62       Paris Stock exchange    UCP through Deutsche Bank Paris
---------------------------------------------------------------------------------------------------------------------------------
(1) : ACQUISITION OF A STAKEHOLDING



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